June 5, 2014

VIA EDGAR

Amy Miller

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Miller:

On April 3, 2014, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, Catalyst Strategic Insider Fund (the “Strategic Insider Fund”), Catalyst Insider Buying Fund (the “Insider Buying Fund”), Catalyst Insider Long/Short Fund (the “Insider Long/Short Fund”), Catalyst/MAP Global Total Return Income Fund (the “Global TRI Fund”), Catalyst/MAP Global Capital Appreciation Fund (the “Global Appreciation Fund”), Catalyst/Lyons Hedged Premium Return Fund (the “Hedged Premium Return Fund”), Catalyst/Lyons Tactical Allocation Fund (the “Tactical Allocation Fund”) and Catalyst/CP Core Equity Fund (the “Core Equity Fund”) (each, a “Fund” and collectively, the “Funds”), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on May 23, 2014, you provided comments to the Amendment. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

All Funds - Fund Summary

Comment 1.  With respect to the footnote to the fee table regarding the expense limitation agreement, please confirm supplementally that the agreement will be extended to expire at least one year from the date of the prospectus, and the footnote and related disclosure will be updated accordingly.

Response.  The Registrant so confirms.

Strategic Insider Fund – Fund Summary

Comment 2. Please explain supplementally why the IQ Hedged Long Short Beta Index is an appropriate benchmark index for this Fund given that the Fund does not use a long/short beta strategy.

Response. The adviser has confirmed to the Registrant that it believes the benchmark index is appropriate for the Fund because the Fund uses put and call options on equity indexes to hedge the long individual equity positions of the portfolio. The result of purchasing put options and selling call options on equity indexes produces a “short beta” position in the portfolio to hedge the long equity positions.

Comment 3. The stated portfolio turnover rate for the Fund is high.  Please explain the reasons for the turnover rate and add disclosure, if appropriate, regarding having high portfolio turnover to the Fund’s strategy and add a related portfolio turnover risk.

Response.  The portfolio turnover was high for the last fiscal year because the Fund changed its investment strategy, which required it to sell securities it previously held in accordance with its old strategy and buy securities in accordance with its new strategy.

Insider Buying Fund – Fund Summary

Comment 4. The stated portfolio turnover rate for the Fund is high.  Please explain the reasons for the turnover rate and add disclosure, if appropriate, regarding having high portfolio turnover to the Fund’s strategy and add a related portfolio turnover risk.

Response.  The portfolio turnover was high for the last fiscal year because the Fund changed its investment strategy, which required it to sell securities it previously held in accordance with its old strategy and buy securities in accordance with its new strategy

Insider Long/Short Fund – Fund Summary

Comment 5. Please explain supplementally how the Fund can seek low correlation to equity markets as an investment objective when it invests primarily in common stock.

Response. As stated in the first paragraph of the strategy, “the Fund will take long positions in stocks that are experiencing significant insider buying and take counteracting short positions, primarily through selling stocks short and buying put options, in those companies that are experiencing insider selling or no insider buying.” The Fund’s long/short approach to its investments allows it to seek low correlation to the equity markets.

Comment 6. The stated portfolio turnover rate for the Fund is high.  Please explain the reasons for the turnover rate and add disclosure, if appropriate, regarding having high portfolio turnover to the Fund’s strategy and add a related portfolio turnover risk.

Response.  The portfolio turnover was high for the last fiscal year because the Fund changed its investment strategy, which required it to sell securities it previously held in accordance with its old strategy and buy securities in accordance with its new strategy.

Global TRI Fund – Fund Summary

Comment 7. Given that the definition of total return is income and capital appreciation, please explain supplementally what is meant by the use of the word “income” in addition to total return in the Fund’s name.  If the Fund will emphasize income over capital appreciation, please clarify that in the Fund’s investment objective.

Response. The word “Income” is used in the Fund name to highlight the fact that the Fund invests in fixed income securities, as well as equities, to generate its total return.

Comment 8.  With respect to “Principal Investment Strategies”, please confirm supplementally whether the international securities in which the Fund invests will include emerging markets.

Response. The sub-adviser has confirmed to the Registrant that the international securities in which the Fund invests will include emerging markets as part of the principal strategy. The Registrant has revised the first sentence of the investment strategy as follows:

“Normally, the Global TRI Fund invests primarily in a broad range of domestic and international, including emerging markets, fixed income and equity securities.”

The Registrant has also added emerging market risk to “Principal Investment Risks.”

Comment 9. In “Portfolio Managers”, it states that the portfolio managers listed are jointly responsible for the day to day management of the Fund.  Please clarify whether they are also each primarily responsible or if there is a lead portfolio manager.

Response. The adviser has confirmed to the Registrant that the portfolio managers are each primarily and jointly responsible for the management of the fund. The Registrant has revised the disclosure as follows:

“Portfolio Managers: Michael Dzialo, President and Portfolio Manager of the Sub-Advisor, Peter Swan, International Portfolio Manager of the Sub-Advisor, and Karen Culver, Portfolio Manager and Senior Research Analyst of the Sub-Advisor serve as the Fund’s Portfolio Managers. Messrs. Dzialo and Swan, and Ms. Culver are primarily and jointly responsible for the day-to-day management of the Fund.  Messrs. Dzialo and Swan have served the Fund in this capacity since the Fund commenced operations in 2011 and Ms. Culver has served the Fund in this capacity since 2012.”

Global Appreciation Fund – Fund Summary

Comment 10. In “Portfolio Managers”, it states that the portfolio managers listed are jointly responsible for the day to day management of the Fund.  Please clarify whether they are also each primarily responsible or if there is a lead portfolio manager.

Response. The adviser has confirmed to the Registrant that the portfolio managers are each primarily and jointly responsible for the management of the fund. The Registrant has revised the disclosure as follows:

“Portfolio Managers: Michael Dzialo, President and Portfolio Manager of the Sub-Advisor, Peter Swan, International Portfolio Manager of the Sub-Advisor, and Karen Culver, Portfolio Manager and Senior Research Analyst of the Sub-Advisor serve as the Fund’s Portfolio Managers. Messrs. Dzialo and Swan, and Ms. Culver are primarily and jointly responsible for the day-to-day management of the Fund.  Messrs. Dzialo and Swan have served the Fund in this capacity since the Fund commenced operations in 2011 and Ms. Culver has served the Fund in this capacity since 2012.”

Hedged Premium Return Fund – Fund Summary

Comment 11. Please explain supplementally how the Fund can seek low correlation to equity markets as an investment objective when it invests primarily in common stock.

Response. As stated in the first paragraph of the strategy, the Fund also uses options “to generate premium income and seeks to hedge against a portion of the downside risk.” The Fund’s use of options to hedge allows it to seek low correlation to the equity markets.

Comment 12. In “Portfolio Managers”, it states that the portfolio managers listed are jointly responsible for the day to day management of the Fund.  Please clarify whether they are also each primarily responsible or if there is a lead portfolio manager.

Response. The adviser has confirmed to the Registrant that the portfolio managers are each primarily and jointly responsible for the management of the fund. The Registrant has revised the disclosure as follows:

“Portfolio Managers: Mr. Alexander Read, Chief Executive Officer and Lead Portfolio Manager of the Sub-Advisor, and Mr. Louis A. Stevens, Managing Director, Research & Portfolio Management of the Sub-Advisor, serve as the Fund’s Portfolio Managers.  The Portfolio Managers are primarily and jointly responsible for managing the Fund. They have served the Fund in this capacity since the Fund commenced operations in 2013.”

Tactical Allocation Fund – Fund Summary

Comment 13.  In “Principal Investment Strategies,” please revise the disclosure to include the duration and credit quality of the fixed income securities in which the Fund invests, and add a risk for fixed income securities.

Response.  The Registrant has revised the fifth paragraph as follows:

“The Fund may invest in common stock of companies of any market capitalization, but has a concentration in medium and large capitalization companies.  Likewise, the Fund may invest ~~in any domestic fixed income security but will be invested primarily~~ in short-term and intermediate-term U.S. Treasury obligations.”

The Registrant has also added a risk related to fixed income securities to “Principle Investment Risks.”

Comment 14.  In “Principal Investment Strategies,” it states that the Fund may invest in equity securities of any market capitalization.  Please add a risk related to small and medium sized companies.

Response.  The Registrant has added the additional risk disclosure regarding small and medium sized companies to “Principle Investment Risks.”

Management of the Funds

Comment 15. In “Prior Performance of the Sub-Advisor to the Catalyst/MAP Global Total Return Income Fund and Catalyst/MAP Global Capital Appreciation Fund”, please confirm the no-action letter upon which the Registrant relies and any conditions to such reliance. Please supplementally confirm whether GIPS allows for the deduction of fees and expenses in the calculation of performance and the ways in which GIPS differs from the SEC standard method of performance calculation.

Response.  The Registrant has removed the section “Prior Performance of the Sub-Advisor to the Catalyst/MAP Global Total Return Income Fund and Catalyst/MAP Global Capital Appreciation Fund.”

Comment 16. In “Prior Performance of the Sub-Advisor to the Catalyst/MAP Global Total Return Income Fund and Catalyst/MAP Global Capital Appreciation Fund”, please provide a benchmark index for the Global TRI Composite that is more broad based in addition to the blended index provided.

Response. The Registrant has removed the section “Prior Performance of the Sub-Advisor to the Catalyst/MAP Global Total Return Income Fund and Catalyst/MAP Global Capital Appreciation Fund.”

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Tanya L. Goins

Tanya L. Goins